Exhibit 99.1

Scorpio Tankers Inc. Announces Public Offering of Common Shares

MONACO, Nov. 28, 2017 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") announced today that it intends to offer, issue and sell to the public 30 million shares of its common stock, par value $0.01 per share ("Common Shares"), through an underwritten public offering (the "Offering"). The net proceeds of the Offering are expected to be used to strengthen the Company's balance sheet and for general corporate purposes. As part of the Offering, Scorpio Services Holding Limited has expressed an interest to purchase at least $20 million of Common Shares at the public offering price.

The Company also intends to grant the underwriters a 30-day option to purchase up to an additional 4.5 million Common Shares.

Clarksons Platou Securities, Inc. is acting as lead underwriter and bookrunner in the Offering. BTIG, LLC and Pareto Securities AS are acting as joint lead managers and bookrunners in the Offering. Seaport Global Securities LLC and Fearnley Securities AS are acting as co-managers in the Offering.

The Company's Common Shares trade on the New York Stock Exchange under the symbol "STNG."

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The Offering is being made only by means of a prospectus supplement and accompanying base prospectus. A registration statement relating to these securities was filed with the U.S. Securities and Exchange Commission (the "SEC") and is effective. A prospectus supplement related to the Offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to the Offering may be obtained from Clarksons Platou Securities, Inc., 280 Park Avenue, 21st Floor, New York, NY 10017, (or by phone at (212) 317-7080, or by e-mail at prospectuses@clarksons.com).

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 107 product tankers (38 LR2 tankers, 12 LR1 tankers, 43 MR tankers and 14 Handymax tankers) with an average age of 2.3 years and time or bareboat charters-in 19 product tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers). The Company also has contracted for two newbuilding MR product tankers, one of which is expected to be delivered before the end of 2017 and the other in the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company's operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. ("NPTI") and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers' filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616